PEACE ARCH ENTERTAINMENT GROUP INC.

Dear Shareholder:

As a non-registered shareholder of Peace Arch Entertainment Group Inc., you are entitled to receive our interim financial statements, annual financial statements, or both.  If you wish to receive them, please either complete and return this card by mail or submit your request online (see address below).  Your name will then be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, CIBC Mellon Trust Company.

As long as you remain a non-registered shareholder, you will receive this card each year and will be required to renew your request to receive these financial statements. If you have any questions about this procedure, please contact CIBC Mellon Trust Company by phone at 1-800-387-0825 or (416) 643-5500 or at www.cibcmellon.com/investorinquiry.

We encourage you to submit your request online at: www.cibcmellon.com/financialstatements.

Company Code Number: 9343A

NOTE:  Do not return this card by mail if you have submitted your request online.

REQUEST FOR FINANCIAL STATEMENTS

TO: CIBC Mellon Trust Company

Please add my name to the Supplemental Mailing List for Peace Arch Entertainment Group Inc. and send me their financial statements as indicated below:

Interim Financial Statements

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Annual Financial Statements

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(Please Print)

Name ___________________________

Address _________________________

________________________________

________________________________

Postal Code/Zip Code ______________